EXHIBIT 2

Reconciliation of Canadian GAAP to United States GAAP

We, our and BCE means BCE Inc., its subsidiaries and joint ventures.

Our unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This reconciliation of Canadian GAAP to United States GAAP should be read in conjunction with our unaudited interim consolidated financial statements for the six months ended June 30, 2009. We believe that this reconciliation reflects all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results for the interim periods shown. Material differences between Canadian GAAP and United States GAAP are quantified and described below:

Consolidated Statements of Operations

For the period ended June 30	Three months		Six months
(in $ millions, except share amounts) (unaudited)	2009	2008 (q)	2009	2008 (q)
Earnings from continuing operations – Canadian GAAP	375	415	786	706
Differences
Cost of revenue, exclusive of depreciation and amortization
Leases (i)	-	(5)	(1)	(10)
Selling, general and administrative expenses
Employee benefit plans (b)	(58)	1	(105)	7
Depreciation and amortization expense
Deferred costs and finite-life intangible assets (a)	3	4	4	6
Capitalized interest (g)	(18)	(17)	(36)	(35)
Leases (i)	-	4	1	8
Other income (expense)
Income from joint ventures (d)	-	(2)	-	(2)
Restructuring and other	-	-	7	-
Other	-	-	(2)	-
Interest expense
Capitalized interest (g)	24	27	47	53
Income taxes
Tax effect of the above items	16	(6)	28	(10)
Unrecognized tax benefits (h)	(1)	(1)	(10)	(19)
Non-controlling interest (q)	79	88	162	162
Earnings from continuing operations – U.S. GAAP	420	508	881	866
Discontinued operations – Canadian GAAP	(3)	(23)	(8)	(25)
Difference (d) (q)	-	1	(1)	2
Discontinued operations U.S. GAAP	(3)	(22)	(9)	(23)
Net earnings – U.S. GAAP	417	486	872	843
Net earnings attributable to the non-controlling interest (q)	(80)	(87)	(162)	(162)
Net earnings attributable to BCE	337	399	710	681
Dividends on preferred shares – Canadian and U.S. GAAP	(26)	(31)	(55)	(62)
Net earnings attributable to BCE common shareholders – U.S. GAAP	311	368	655	619
Net earnings per common share – basic and diluted, U.S. GAAP
Continuing operations	0.41	0.48	0.85	0.80
Discontinued operations	(0.01)	(0.03)	(0.01)	(0.03)
Net earnings	0.40	0.45	0.84	0.77
Average number of common shares outstanding – basic (millions)	769.0	805.6	778.6	805.4

Consolidated Statements of Comprehensive Income

For the period ended June 30	Three months		Six months
(in $ millions) (unaudited)	2009 (q)	2008 (q)	2009 (q)	2008 (q)
Other comprehensive income (loss), net of income taxes and non-controlling interest – Canadian GAAP	(33)	(70)	30	(20)
Differences
Net change in unrealized gains and losses on derivatives designated as cash flow hedges	7	1	8	-
Benefit plans (b) (c)	74	12	119	5
Other comprehensive income (loss), net of income taxes – U.S. GAAP	48	(57)	157	(15)
Net earnings – U.S. GAAP	417	486	872	843
Comprehensive income – U.S. GAAP	465	429	1,029	828
Comprehensive income attributable to non-controlling interest (q)	(97)	(95)	(182)	(166)
Comprehensive income attributable to BCE	368	334	847	662

Consolidated Statements of Accumulated Other Comprehensive Loss

	June 30,	December 31,
(in $ millions) (unaudited)	2009 (q)	2008 (q)
Currency translation adjustment	-	(2)
Available-for-sale financial assets and derivatives designated as cash flow hedges (e)	54	18
Benefit plans (b) (c)
Net actuarial losses	(1,964)	(2,090)
Net past service costs	61	68
Net transitional obligations	(2)	(2)
Accumulated other comprehensive loss – U.S. GAAP	(1,851)	(2,008)
Accumulated other comprehensive income attributable to non-controlling interest (q)	490	510
Accumulated other comprehensive income attributable to BCE – U.S. GAAP	(1,361)	(1,498)

Consolidated Balance Sheets

	June 30,			December 31,
	2009 (q)			2008 (q)
	Canadian		U.S.	Canadian		U.S.
(in $ millions) (unaudited)	GAAP	Differences	GAAP	GAAP	Differences	GAAP
ASSETS
Current assets
Cash and cash equivalents	1,764	-	1,764	3,054	-	3,054
Accounts receivable	1,443	-	1,443	1,832	-	1,832
Future income taxes	88	-	88	86	-	86
Inventory	304	-	304	272	-	272
Prepaid and other expenses	479	-	479	303	-	303
Current assets of discontinued operations	5	-	5	31	-	31
Total current assets	4,083	-	4,083	5,578	-	5,578
Capital assets
Property, plant and equipment (i) (g)	19,313	600	19,913	19,407	586	19,993
Finite-life intangible assets (a) (g)	2,625	53	2,678	2,695	51	2,746
Indefinite-life intangible assets	3,724	-	3,724	3,697	-	3,697
Total capital assets	25,662	653	26,315	25,799	637	26,436
Other long-term assets (m)	2,552	(1,853)	699	2,613	(1,874)	739
Goodwill (f)	5,659	64	5,723	5,659	64	5,723
Non-current assets of discontinued operations	8	-	8	14	-	14
Total assets	37,964	(1,136)	36,828	39,663	(1,173)	38,490
LIABILITIES
Current liabilites
Accounts payable and accrued liabilites	3,083	-	3,083	3,531	-	3,531
Interest payable	120	-	120	139	-	139
Dividends payable	338	-	338	337	-	337
Debt due within one year (i) (k)	1,171	13	1,184	2,201	12	2,213
Current liabilities of discontinued operations	15	-	15	19	-	19
Total current liabilities	4,727	13	4,740	6,227	12	6,239
Long-term debt (e) (i) (k)	10,573	28	10,601	10,099	25	10,124
Other long-term liabilities (m)	4,939	88	5,027	4,946	110	5,056
Total liabilities	20,239	129	20,368	21,272	147	21,419
Non-controlling interest in subsidiaries (q)	1,063	(1,063)	-	1,080	(1,080)	-
SHAREHOLDERS’ EQUITY (l) (q)
BCE shareholders’ equity
Preferred shares	2,770	-	2,770	2,770	-	2,770
Common shares (j)	12,921	(65)	12,856	13,525	(65)	13,460
Treasury stock	-	-	-	(86)	-	(86)
Contributed surplus (f)	2,488	(1,538)	950	2,531	(1,540)	991
Accumulated other comprehensive income (loss)	69	(1,430)	(1,361)	39	(1,537)	(1,498)
(Deficit) retained earnings	(1,586)	2,241	655	(1,468)	2,309	841
Total BCE shareholders’ equity	16,662	(792)	15,870	17,311	(833)	16,478
Non-controlling interest in subsidiaries	-	590	590	-	593	593
Total shareholders’ equity	16,662	(202)	16,460	17,311	(240)	17,071
Total liabilities and shareholders’ equity	37,964	(1,136)	36,828	39,663	(1,173)	38,490

Consolidated Statements of Cash Flows

For the period ended June 30	Three months		Six months
(in $ millions) (unaudited)	2009	2008	2009	2008
Cash flows from operating activities – Canadian GAAP	1,476	1,539	2,401	2,441
Difference
Capitalized interest (g)	24	27	47	53
Cash flows from operating activities – U.S. GAAP	1,500	1,566	2,448	2,494
Cash flows used in investing activities – Canadian GAAP	(830)	(741)	(1,459)	(1,341)
Difference
Capitalized interest (g)	(24)	(27)	(47)	(53)
Cash flows used in investing activities – U.S. GAAP	(854)	(768)	(1,506)	(1,394)
Cash flows used in financing activities – Canadian and U.S. GAAP	(1,263)	(594)	(2,249)	(1,061)
Cash flows (used in) from continuing operations – U.S. GAAP	(617)	204	(1,307)	39
Cash flows from (used in) discontinued operating activities – Canadian and U.S. GAAP	1	(5)	(7)	(16)
Cash flows from discontinued investing activities – Canadian and U.S. GAAP	17	-	17	-
Net (decrease) increase in cash and cash equivalents	(599)	199	(1,297)	23
Cash and cash equivalents at beginning of period	2,365	2,482	3,063	2,658
Cash and cash equivalents at end of period	1,766	2,681	1,766	2,681
Consists of:
Cash and cash equivalents of continuing operations	1,764	2,675	1,764	2,675
Cash and cash equivalents of discontinued operations	2	6	2	6
Total	1,766	2,681	1,766	2,681

Description of United States GAAP Differences

All amounts are in millions of Canadian dollars, except where noted.  (unaudited)

(a) Deferred Costs and Finite-life Intangible Assets

Under Canadian GAAP, certain expenses, are deferred and amortized or otherwise expensed in a subsequent period if they meet specified criteria. Under United States GAAP, these costs are expensed as incurred.

(b) Employee Benefit Plans

Under United States GAAP, we recognize the funded status of benefit plans in the balance sheet by aggregating overfunded plans separately from underfunded plans and recording the resulting amounts as an asset and a liability, respectively. We also recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and past service costs or credits that arise during the period. Under Canadian GAAP, these amounts are not recorded on the balance sheet until the period in which they affect earnings.

Also, under Canadian GAAP, we recognize a pension valuation allowance for any excess of the accrued benefit asset over the related expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not permit pension valuation allowances. Differences also arise from the use of the corridor method to amortize actuarial gains and losses for Canadian GAAP purposes.

(c) Post-Employment Benefits

In 2007, we announced the phase-out of other post-employment benefits for future retirees over the next 10 years. Under Canadian GAAP, this plan amendment reduces the unamortized transitional obligation and increases past service credits amortized over the expected average remaining service lives (EARSL) of affected employees. Under United States GAAP, this plan amendment was reflected as an increase in other comprehensive income (loss) of $209 million in June, 2007.

(d) Income from Joint Ventures

Under Canadian GAAP, we account for our interests in joint ventures using the proportionate consolidation method. Under United States GAAP, these interests would be accounted for using the equity method. This difference is not reflected in our United States GAAP reconciliation for those joint venture interests that qualify for the related accommodation provided by the United States Securities and Exchange Commission.

Our joint venture interests accounted for using the proportionate consolidation method are not material to our financial position or results of operations.

Certain joint venture interests have been accounted for as discontinued operations under Canadian GAAP. Under United States GAAP, we must continue to reflect these investments in continuing operations. Our proportionate interest in joint venture results of operations and any gain or loss on disposal are reclassified from discontinued operations under Canadian GAAP to continuing operations under United States GAAP.

Description of United States GAAP Differences

(e) Derivative Instruments and Hedging Activities

Under Canadian GAAP, foreign-currency derivatives embedded in a non-financial instrument host contract are not bifurcated and separately accounted for when specified conditions are met.

Differences may also arise with respect to the measurement of hedge ineffectiveness recorded in earnings.

(f) Sale of Businesses, Business Combinations and Goodwill

Under Canadian GAAP, certain business combinations have been accounted for at the carrying value of the underlying assets and liabilities exchanged, whereas under United States GAAP such transactions were recorded on a fair value basis. Also, differences between Canadian GAAP and United States GAAP may cause corresponding differences in the carrying values of the net assets of businesses sold, including those classified as discontinued operations. Changes in our ownership interest in these businesses will cause a corresponding difference in any resulting gains or losses.

BCE’s ownership interest in Bell Aliant was reduced through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10, 2006. This distribution resulted in an increase in contributed surplus of $1,547 million for Canadian GAAP. For United States GAAP purposes, the distribution of trust units is deemed to have occurred at fair value, with the resulting gain recognized in earnings. Therefore, the increase in contributed surplus under Canadian GAAP, adjusted for previously existing United States and Canadian GAAP differences, was recorded as a gain on distribution of trust units in earnings from continuing operations for United States GAAP purposes.

(g) Capitalized Interest

Under Canadian GAAP, we capitalize interest for significant assets under construction. Under United States GAAP, borrowing costs must be capitalized for all qualifying assets under construction.

(h) Income Taxes

Under United States GAAP an income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely to be realized upon settlement. Under Canadian GAAP, we recognize and measure income tax positions, including any related accruals for interest and penalties, based on our best estimate of the amount that is more likely than not to be realized.

BCE and its subsidiaries are subject to either Canadian federal and provincial income tax, United States federal, state or local income tax. BCE has substantially concluded all Canadian federal and provincial income tax matters for the years through 2000. Canadian federal income tax returns for taxation years ended December 31, 2001 through December 31, 2008 are currently under examination by the Canada Revenue Agency, which to date has not proposed any significant adjustments. No material matters pertaining to United States federal, state or local income tax matters are currently outstanding.

Description of United States GAAP Differences

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in $ millions) (unaudited)
Balance at January 1, 2009	662
Increase for tax positions of prior years	31
Decrease for tax positions of prior years	(9)
Balance at June 30, 2009	684

The balance of $684 million at June 30, 2009 includes $228 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility. The disallowance of a shorter deductibility period would not affect the effective tax rate, except with respect to interest and penalties and the impact of declining income tax rates. The remaining $456 million of unrecognized tax benefits would, if recognized, favourably affect the effective income tax rate in any future periods. As at June 30, 2009, it is reasonably possible that BCE’s unrecognized tax benefits relating to the deductibility of certain expenses will decrease by $135 million to $145 million in the next twelve months due to the closure of audit examinations by taxing authorities.

BCE records interest and penalties related to income tax positions in income tax expense. For the three and six months ended June 30, 2009, BCE recorded $7 million and $13 million of interest and penalties, respectively ($11 million and $16 million for the three and six months ended June 30, 2008, respectively). BCE had accrued $188 million for interest and $ nil for penalties at June 30, 2009 ($175 million and $ nil, respectively at December 31, 2008).

(i) Leases

Under United States GAAP, leases entered into during the last 25% of the total estimated economic life of the leased asset are classified as operating leases unless we expect to obtain ownership of the leased asset by the end of the lease term. Under Canadian GAAP, we account for such leases as capital leases when we obtain substantially all of the benefits and risks incident to ownership of the leased asset.

(j) Share Issue Costs

Under United States GAAP, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock, whereas under Canadian GAAP we charge share issue costs to deficit.

(k) Debt Issue Costs

Under United States GAAP, debt issue costs incurred in connection with the issuance of debt securities or other long-term borrowings are recorded as deferred charges and amortized over the term of the debt. Under Canadian GAAP, these costs are classified with the corresponding debt on the balance sheet.

Description of United States GAAP Differences

(l) Changes in Shareholders’ Equity

					Accumulated
For the six months ended			Common		other		Non-
June 30, 2009		Preferred	shares,	Contributed	comprehensive	Retained	controlling
(in $ millions) (unaudited)	Total	shares	net	surplus	income	earnings	interest
Beginning balance	17,071	2,770	13,374	991	(1,498)	841	593
Net earnings	872					710	162
Other comprehensive income
Net change in unrealized gains (losses) on available-for-sale financial assets	54				54		-
Net change in gains and losses on derivatives designated as cash flow hedges	(18)				(26)		8
Net change in currency translation adjustment	2				2		-
Benefit plans	119				107		12
Other comprehensive income	157
Net repurchase of BCE common shares	(808)		(520)	(44)		(244)
Dividends on BCE common and preferred shares	(652)					(652)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(184)						(184)
Other	4		2	3			(1)
	16,460	2,770	12,856	950	(1,361)	655	590

					Accumulated
For the six months ended			Common		other		Non-
June 30, 2008		Preferred	shares,	Contributed	comprehensive	Retained	controlling
(in $ millions) (unaudited)	Total	shares	net	surplus	income	earnings	interest
Beginning balance	17,748	2,770	13,471	997	(876)	631	755
Net earnings	843					681	162
Other comprehensive income
Net change in unrealized gains (losses) on available-for-sale financial assets	(20)				(20)		-
Net change in gains and losses on derivatives designated as cash flow hedges	1				1		-
Net change in currency translation adjustment	(1)				(1)		-
Benefit plans	5				1		4
Other comprehensive income	(15)
Dividends on BCE common and preferred shares	(356)					(356)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(182)						(182)
Other	43		17	1		1	24
	18,081	2,770	13,488	998	(895)	957	763

Description of United States GAAP Differences

(m) Other Long-Term Assets and Other Long-Term Liabilities

	June 30,	December 31,
(in $ millions) (unaudited)	2009	2008
Other long-term assets
Deferred costs (a)	-	(7)
Employee benefit plans (b)	(2,742)	(2,763)
Future income taxes (h)	844	854
Debt issue costs (k)	45	42
	(1,853)	(1,874)

	June 30,	December 31,
(in $ millions) (unaudited)	2009	2008
Other long-term liabilities
Employee benefit plans (b)	241	236
Future income taxes and unrecognized tax benefits (h)	(153)	(126)
	88	110

(n) Guarantees

Under Canadian GAAP, guarantees do not include indemnifications against intellectual property right infringement. Under United States GAAP, these indemnifications are included in guarantees. At June 30, 2009, such indemnifications amounted to $76 million (2008 – $180 million), of which $20 million expires in 2009, $25 million in 2010, $5 million in 2011, nil in 2012, $20 million in 2013 and thereafter, and $6 million with an indefinite term. We also have guarantees where no maximum potential amount is specified.

(o) Fair Value of Financial Instruments

The following table shows a comparison between the carrying value and fair value of our long-term debt and derivative financial instruments.

	June 30, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
(in $ millions) (unaudited)	value	value	value	value
Long-term debt due within one year	1,184	1,138	2,213	1,984
Long-term debt	10,601	10,877	10,124	9,393
Derivative financial instruments, net asset (liability) position
Forward contracts – BCE Inc. shares	(11)	(11)	(10)	(10)
Currency contracts	(76)	(76)	(3)	(3)
Interest rate swaps	82	82	116	116

(p) Subsequent Events

We have evaluated subsequent events for recognition or disclosure up to the time of filing of these unaudited interim consolidated financial statements with the Canadian securities regulatory authorities on August 6, 2009.

Description of United States GAAP Differences

(q) Recently Adopted Accounting Changes

Effective January 1, 2009, we prospectively adopted the Financial Accounting Standards Board (FASB) Statements No. 141 (revised 2007), Business Combinations (“FAS 141(R)”). The most significant changes resulting from the adoption of FAS 141(R) include:

  100 per cent of the fair value of assets acquired, liabilities assumed, and non-controlling interest is recognized in acquisitions of less than a 100 per cent controlling interest in an acquired entity when the acquisition results in a change in control of the acquired entity;

  Contingent consideration arrangements are recognized at their acquisition-date fair values;

  Acquisition-related transaction costs are expensed as incurred; and

  Acquisition-related restructuring costs are capitalized only if certain criteria are met as of the acquisition date.

The adoption of FAS 141(R) did not have a significant effect in respect of any business combinations completed in 2009.

Effective January 1, 2009, we also adopted FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (“FAS 160”). Under FAS 160, non-controlling interest in subsidiaries is presented in the consolidated balance sheets as a separate component of shareholders’ equity. Changes in ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions instead of resulting in dilution gains or losses recorded through income. Changes in ownership interests that result in a loss of control and require deconsolidation trigger full gain or loss recognition by measuring any remaining ownership interests at fair value. FAS 160 also requires that net earnings reported in the consolidated statements of operations and other comprehensive income include amounts attributable to the non-controlling interest.

FAS 160 has been applied prospectively, except for the presentation and disclosure requirements which have been applied retrospectively. Net earnings include net earnings attributable to non-controlling interest of $162 million and $170 million for the six months ended June 30, 2009 and 2008 respectively ($80 million and $94 million for the three months ended June 30, 2009 and June 30, 2008, respectively.) Total shareholders’ equity includes non-controlling interest in subsidiaries of $590 million and $593 million at June 30, 2009 and December 31, 2008, respectively.

In April 2009, the FASB issued Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly.

The adoption of FSP 157-4 did not have a material impact on our financial position or results of operations.

(r) Future Accounting Changes

In June 2009, the FASB published Financial Accounting Statements No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement 140 (“FAS 166”), and No. 167, Amendments to FASB Interpretation No. 46(R) (“FAS167”). These Statements change the way

Description of United States GAAP Differences

entities account for transfers of financial assets and determine what entities must be consolidated, including the removal of the concept of a Qualifying Special-Purpose Entity (QSPE) from FASB Statement 140.

We are currently evaluating the impact of adoption of FAS 166 and FAS 167, effective for years beginning after November 15, 2009.

In June 2009, the FASB published Financial Accounting Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162 (“FAS 168”). The FASB Accounting Standards Codification (Codification) will become the single source of authoritative United States GAAP recognized by the FASB and will supersede all non-SEC accounting and reporting standards. FAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

We do not expect that the adoption of FAS 168 will have a significant effect on our financial position or results of operations.